================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           SYNTHETIC INDUSTRIES, INC.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    871914107
                                 (CUSIP Number)

                            E. Michael Greaney, Esq.
                           Gibson, Dunn & Crutcher LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 351-4000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1999
       (Date of Event Which Requires Filing of Statement on Schedule 13D)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.


================================================================================

                                  SCHEDULE 13D

CUSIP NO. 871914107                                           Page 2 of 11 Pages

-------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SIND Acquisition, Inc.
-------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
-------------------------------------------------------------------------------
(3)  SEC USE ONLY

-------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS:

     AF, BK
-------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                        [ ]

-------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
                                  (7)   SOLE VOTING POWER


         NUMBER OF                ---------------------------------------------
           SHARES                 (8)   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      5,699,194 (1)
            EACH                  ---------------------------------------------
         REPORTING                (9)   SOLE DISPOSITIVE POWER
        PERSON WITH

                                  ---------------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,699,194 (1)
-------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                         [ ]
-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.8%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------

(1) SIND Acquisition, Inc. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that SIND Acquisition, Inc. is the beneficial owner of any such shares.

                                  SCHEDULE 13D

CUSIP NO. 871914107                                           Page 3 of 11 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SIND Holdings, Inc.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS:

     AF, BK
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                                         [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                                  (7)   SOLE VOTING POWER


         NUMBER OF                ----------------------------------------------
           SHARES                 (8)   SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                      5,699,194 (2)
            EACH                  ----------------------------------------------
         REPORTING                (9)   SOLE DISPOSITIVE POWER
        PERSON WITH

                                  ----------------------------------------------
                                  (10)  SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,699,194 (2)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(2) SIND Holdings, Inc. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that SIND Holdings, Inc. is the beneficial owner of any such shares.

                                  SCHEDULE 13D

CUSIP NO. 871914107                                           Page 4 of 11 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Investcorp S.A.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS:

     AF, BK
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg
--------------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER


         NUMBER OF                ----------------------------------------------
           SHARES                 (8)  SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     5,699,194 (3)
            EACH                  ----------------------------------------------
         REPORTING                (9)  SOLE DISPOSITIVE POWER
        PERSON WITH

                                  ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,699,194 (3)
-------------------------------------------------------- -----------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

(3) Investcorp S.A. disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that Investcorp S.A. is the beneficial owner of any such shares.

                                  SCHEDULE 13D

CUSIP NO. 871914107                                           Page 5 of 11 Pages

--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Sipco Limited
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS:

     AF, BK
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
                                  (7)  SOLE VOTING POWER


         NUMBER OF                ----------------------------------------------
           SHARES                 (8)  SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                     5,699,194 (4)
            EACH                  ----------------------------------------------
         REPORTING                (9)  SOLE DISPOSITIVE POWER
        PERSON WITH

                                  ----------------------------------------------
                                  (10) SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,699,194 (4)
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                          [ ]
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     65.8%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON

     HC
--------------------------------------------------------------------------------

(4) Sipco Limited disclaims beneficial ownership of the 5,699,194 shares and this statement shall not be construed as an admission that Sipco Limited is the beneficial owner of any such shares.

                                  INTRODUCTION

         This Statement on Schedule 13D (this "Statement") is being filed jointly pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, on behalf of Sipco Limited, a Cayman Islands corporation ("Sipco"), Investcorp S.A., a Luxembourg corporation ("Investcorp"), SIND Holdings, Inc., a Delaware corporation ("Parent"), and SIND Acquisition, Inc., a Delaware corporation ("Purchaser"), to report Sipco's, Investcorp's, Parent's and Purchaser's acquisition of beneficial ownership in excess of 5% of the common stock of Synthetic Industries, Inc. (the "Company") as a result of Parent and Purchaser entering into a Stockholder Agreement with Synthetic Industries, L.P. (the "Stockholder") on November 5, 1999. In connection with the Stockholder Agreement, a copy of which is attached hereto as Exhibit (b), Purchaser has commenced an offer to purchase all outstanding shares of the Company's common stock (collectively, the "Shares") at a price of $33.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 12, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (c) and (d), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 5, 1999 (the "Merger Agreement"), by and among Parent, Purchaser and the Company, which provides, among other things, that on the second business day following or as soon as practicable after the satisfaction or waiver of the conditions set forth therein (including the purchase of Shares pursuant to the Offer), Purchaser will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued Share that is outstanding immediately prior to the Merger (other than any Shares held by Parent, Purchaser or the Company, or any subsidiary of Parent or the Company, and other than Shares held by the Company's stockholders who have properly exercised appraisal rights under Delaware law), will be converted automatically into the right to receive the amount paid per Share in the Offer, in cash, without interest thereon, upon surrender of the certificate representing the Share. A copy of the Merger Agreement is attached hereto as Exhibit (a).

Item 1.           Security and Issuer

         The title and class of equity securities to which this Statement relates is the common stock, par value $1.00 per share, of the Company. The name of the issuer of such securities is Synthetic Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 309 LaFayette Road, Chickamauga, Georgia 30707.

Item 2.           Identity and Background

         (a)-(d),(g) This Statement is being filed by Sipco, Investcorp, Parent and Purchaser. The information concerning the name, state or other place of organization, principal business and address of the principal office of each of Investcorp, Parent and Purchaser, and the name, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted) and citizenship of each of the executive officers and directors of Parent and Purchaser is set forth in the Offer to Purchase under the captions "INTRODUCTION" and "THE TENDER OFFER--9. Certain Information Concerning Investcorp, Parent and Purchaser" and in Schedule I to the Offer to Purchase, and is incorporated herein by reference. Sipco, a Cayman Islands corporation, is a passive holding company which has no operations and no employees. Sipco's principal office is located at West Wind Building, P.O. Box 1111, Harbour Drive, Grand Cayman, Cayman Islands, B.W.I. The information concerning the name, business address, present principal occupation or employment (including the name, age, principal business and address of any corporation or other organization in which such employment or occupation is conducted), material occupations, positions, offices or employment during the last five years and citizenship of each of the executive officers and directors of Sipco is set forth in Schedule 1 to this Statement.

         (e) and (f) During the last five years, none of Sipco, Investcorp, Parent, Purchaser, or to the best of Sipco's, Investcorp's, Parent's and Purchaser's knowledge, any person listed in Schedule I to the Offer to Purchase or Schedule 1 to this Statement has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

Item 3.           Source and Amount of Funds or Other Consideration

         The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference.

Item 4.           Purpose of Transaction

         (a)-(g), (j) The information set forth in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" and "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference. Except as incorporated herein by the previous sentence, none of Sipco, or to the best of Sipco's Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement, has any current plans or proposals that would result in any person acquiring additional or disposing of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Company or any of its subsidiaries with or into any third entity, the sale or transfer of a material amount of the Company's or any of its subsidiaries' assets to a third party, a material change in the Company's capitalization or dividend structure, any other material change in the Company's corporate structure or business, changes in the Company's certificate of incorporation, bylaws or related instruments, or any action similar to any of the foregoing.

         (h) and (i) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--7. Possible Effects of the Offer on the Market for Shares; Nasdaq National

Market Quotation; Exchange Act Registration; Margin Regulations" is incorporated herein by reference. None of Sipco, or to the best of Sipco's, Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement, has any current plans or proposals that would result in a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, or a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

Item 5.           Interest in Securities of the Issuer

         (a) and (c) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" is incorporated herein by reference. As a result of Parent and Purchaser obtaining an irrevocable proxy pursuant to the Stockholder Agreement, each of Parent and Purchaser may be deemed to beneficially own the 5,699,194 Shares which are owned by the Stockholder and which represent 65.8% of the Shares outstanding as of November 1, 1999. Certain entities (the "Managed Entities") each own a non-controlling interest in Parent and are each indirectly managed by an affiliate(s) of Investcorp through a revocable management services or similar agreement between the Managed Entity or its shareholders or principals and the affiliate(s) (collectively, the "Management Agreements"). Each Managed Entity, pursuant to its respective Management Agreement, has indirectly granted to an Investcorp affiliate(s) the authority to direct the voting and disposition of its equity interest in Parent for so long as the Management Agreement is in effect. As a result, Investcorp may be deemed to beneficially own the 5,699,194 Shares. Sipco may be deemed to control Investcorp through its ownership of a majority of the stock of a company which indirectly owns a majority of Investcorp's outstanding stock, and may thus be deemed to beneficially own the 5,699,194 Shares. To the best of Sipco's, Investcorp's, Parent's and Purchaser's knowledge, none of the persons listed in Schedule 1 to this Statement beneficially owns or has any right to acquire directly or indirectly any Shares. None of Sipco, or to the best of Sipco's, Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in Schedule 1 to this Statement, has effected any transaction in the Shares during the past 60 days.

         (b) Each of Sipco, Investcorp, Parent and Purchaser may be deemed to share power to vote or to direct to the vote of the 5,699,194 Shares.

         (d) The information set forth in the Offer to Purchase under the caption "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" is incorporated herein by reference. Until the acceptance for payment and payment for Shares tendered pursuant to the Offer, the Stockholder will retain the right to receive dividends in respect of, and the proceeds from the sale, the Shares of the Stockholder subject to the Stockholder Agreement. The 5,699,194 Shares owned by the Stockholder represent 65.8% of the Shares outstanding as of November 1, 1999.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         The information set forth in the Offer to Purchase under the captions "THE TENDER OFFER--11. Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Appraisal Rights in the Merger; the Stockholder Agreement; Other Matters" and "THE TENDER OFFER--12. Source and Amount of Funds" is incorporated herein by reference. None of Sipco, or to the best of Sipco's, Investcorp's, Parent's and Purchaser's knowledge, any of the persons listed in
Schedule 1 to this Statement, has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

         (a) Agreement and Plan of Merger, dated as of November 5, 1999, by and among Parent, Purchaser and the Company (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (b) Stockholder Agreement, dated as of November 5, 1999, among Parent, Purchaser and Synthetic Industries, L.P. (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (c) Offer to Purchase, dated November 12, 1999 (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (d) Letter of Transmittal (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (e) Senior Subordinated Credit Facility Commitment Letter, dated November 2, 1999, among Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., The Chase Manhattan, and Chase Securities Inc. and Investcorp Investment Equity Limited (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (f) Engagement Letter, dated November 2, 1999, among Bear, Stearns & Co. Inc., Chase Securities Inc. and Investcorp Investment Equity Limited (incorporated by reference to the Schedule 14D-1 filed by Purchaser, Parent and Investcorp on November 12, 1999)

         (g) Revolving Credit Facility Commitment Letter, dated November 2, 1999, among Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc., The Chase Manhattan Bank, Chase Securities Inc. and Investcorp Investment Equity Limited*

         (h) Joint Filing Agreement, dated November 12, 1999, among Sipco, Investcorp, Parent and Purchaser

* To be filed by amendment.

                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIND ACQUISITION, INC.

                                      By:  /s/ Christopher J. O'Brien
                                           ---------------------------------
                                           Name:    Christopher J. O'Brien
                                           Title:   President

Dated:  November 15, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIND HOLDINGS, INC.

                                      By:  /s/ Christopher J. O'Brien
                                           ---------------------------------
                                           Name:    Christopher J. O'Brien
                                           Title:   President

Dated:  November 15, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      INVESTCORP S.A.

                                      By:  /s/ Lawrence B. Kessler
                                           ---------------------------------
                                           Name:    Lawrence B. Kessler
                                           Title:   Authorized Representative

Dated:  November 15, 1999

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      SIPCO LIMITED

                                      By:  /s/ Gary S. Long
                                           ---------------------------------
                                           Name:    Gary S. Long
                                           Title:   Director

Dated:  November 15, 1999

                                   SCHEDULE 1

         The following table sets forth the name, citizenship, business address and present principal occupation of each director of Sipco. Sipco has no executive officers. Paget-Brown & Company serves as the Secretary of Sipco. Paget-Brown & Company's address is West Wind Building, P.O. Box 1111, Harbour Drive, George Town, Grand Cayman, Cayman Islands, B.W.I., and its principal business is providing corporate management services.


       Name, Citizenship                               Present
     and Business Address                        Principal Occupation
--------------------------------------------------------------------------------
Abdul-Rahman Salim Al-Ateeqi     Chairman, Bahrain Middle East Bank.
Kuwait
P.O. Box 848
Safat 13009
Kuwait

Hussain Ibrahim Al-Fardan        Chairman, Alfardan Group of Companies (Holdings) WLL, a group
Qatar                            comprised of jewelry, trading, automobile, real estate and
P.O. Box 63                      investment and trading services companies.
Doha
Qatar

Mohammed Yousef Jalal            Chairman, Mohammed Jalal & Sons Group of Companies, a
Bahrain                          trading and contracting group with worldwide interests.
P.O. Box 113
Manama
Bahrain

Nemir Amin Kirdar                President and Chief Executive Officer, Investcorp Bank E.C.
Bahrain
P.O. Box 5340
Manama
Bahrain


       Name, Citizenship                               Present
     and Business Address                        Principal Occupation
---------------------------------------------------------------------------------------------------
Abdul Aziz Jassim Kanoo          Deputy Chairman and Deputy Chief Executive Officer,
Saudi Arabia                     Yusuf Bin Ahmed Kanoo Group, Saudi Arabia, a group active in
P.O. Box 37                      shipping, trading, property, travel, machinery sales and services,
Dammam 31411                     oil field supplies and services, chemicals, procurement services,
Kingdom of Saudi Arabia          insurance and domestic and overseas investments. Chairman of the following entities:  Saudi Arabian Industrial & Trading Est.;
                                 Baroid (Saudi Arabia) Ltd.; Saudi Arabian Lube Additives Co. Ltd.;
                                 Key Communications Development Ltd.

Lawrence B. Kessler              Chief Administrative Officer, Investcorp S.A.

Gary S. Long                     Chief Financial Officer, Investcorp S.A.

                                  EXHIBIT INDEX



Exhibit                                                            Sequentially
Number   Exhibit Index                                             Numbered Page
------   -------------                                             -------------

(h) Joint Filing Agreement, dated November 15, 1999, among Sipco, Investcorp, Parent and Purchaser